U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-27645

(Check One):
[X]  Form 10-K and Form 10-KSB [ ] Form 11-K
[ ]  Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended: June 30, 2001

[ ]  Transition Report on Form 10-K and Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q and Form 10-QSB
[ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

--------------------------------------------------------------------------------

Full Name of Registrant:         Planet411.com Inc.

Former Name if Applicable:

Address of Principal Executive:  440 Rene Levesque West, Suite 401
City, State and Zip Code         Montreal, Quebec Canada H2Z 1V7

--------------------------------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)
--------------------------------------------------------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                        (a)      The reasons described in reasonable detail in
                                 Part III of this form could not be eliminated without unreasonable effort or expense;

                        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
             [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


--------------------------------------------------------------------------------

                                    PART III
                                    NARRATIVE

--------------------------------------------------------------------------------

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Because of the Company's difficult financial situation, management has been unable to devote the necessary resources to prepare the annual report on Form 10-K within the required period without undue effort.

--------------------------------------------------------------------------------

                                     PART IV
                                OTHER INFORMATION

--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

     Laval Bolduc             (514)            866-6405
     -------------------      -----       ----------------
          (Name)           (Area Code)    Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ X ] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company changed its business plan and, in connection therewith, sold its operating subsidiary during the fiscal year ended June 30, 2001. Item 1 of the annual report on Form 10-K will reflect that the Company shifted its resources from its established operations to this proposed new business. This shift resulted in a decrease in operating and administrative expenses and a decrease in current liabilities during the fiscal year.

     Quantitatively, the Company's operating and administrative expenses decreased from $4,488,126 to approximately $2,879,000. The Company's net loss also decreased from $4,431,424 to approximately $611,000. Working capital (current assets less current liabilities) at yearend increased from ($1,181,762) in 2000 to approximately ($59,000) in 2001. The smaller net loss and the increase in working capital are largely attributable to an extraordinary gain of approximately $2.5 million and a $2.5 decrease in the Company's current debt, both of which resulted from the sale of the Company's operating subsidiary. Excluding a loss due to foreign currency translation, the Company anticipates that its net loss from operations will be approximately $3.1 million. The Company anticipates that its accumulated deficit as at June 30, 2001, will be approximately $6.1 million. All of the foregoing figures as at June 30, 2001, or for the period ended June 30, 2001, remain subject to completion of the Company's audit.


              [The remainder of this page intentionally left blank]

--------------------------------------------------------------------------------


                               Planet411.com Inc.
                   ------------------------------------------
                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   September 28, 2001                           By  /s/ Laval Bolduc
        -----------------------                      --------------------------
                                                     Laval Bolduc
                                                     Chief Operating Officer,
                                                     Chief Financial Officer and
                                                     Treasurer